EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth calculation of Intcomex, Inc.’s ratio of earnings to fixed charges for the periods presented:

(Dollars in thousands, except ratio data)	2007		2006		2005		2004		2003
Earnings
+ Pretax income	$13,428		$17,957		$14,818		$22,900		$21,257
+ Interest expense	16,042		14,928		13,776		3,267		465
+ Amortization of loan costs	1,721		1,305		3,029		162		—
+ Distributed income of equity investees	—		—		—		—		—
+ % share of equity investees guarantees	—		—		—		—		—
- Interest capitalized	—		—		—		—		—
- Preferred security dividends	—		—		—		—		—
- Minority interest income	—		—		—		—		—

Total earnings	$31,191		$34,190		$31,623		$26,329		$21,722

Fixed Charges
+ Interest expense	$16,042		$14,928		$13,776		$3,267		$465
+ Amortization of deferred financing costs	1,481		1,095		2,956		162		—
+ Accretion of debt discount	240		210		73		—		—
+ Estimate of interest in rental expense	480		356		247		107		—

Total fixed charges	$18,243		$16,589		$17,052		$3,536		$465

Ratio of earnings to fixed changes	1.7	x	2.1	x	1.9	x	7.4	x	37.2	x